Locke Lord Bissell & Liddell LLP
Attorneys & Counselors

2200 Ross Avenue Suite 2200 Dallas, TX 75201	Atlanta • Austin • Chicago • Dallas • Houston • London Los Angeles • New Orleans • New York • Sacramento Washington, D.C.	Phone: (214) 740-8000 Fax: (214) 740-8800 www.lockelord.com
Direct-Number: (214) 740-8675
Direct-Fax: (214) 756-8675
E-mail: jmcknight@lockelord.com
December 28, 2007
VIA EDGAR
H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Natural Health Trends Corp. Registration Statement on Form S-3 (File No. 333-147480) Form 10-K filed March 28, 2007 (File No. 000-26272) Form 10-Q filed November 14, 2007 (File No. 000-26272)
Dear Mr. Owings:
     We are counsel to Natural Health Trends Corp., a Delaware corporation (the “Company”). On behalf of the Company, enclosed for your review are three copies of Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-3 (File No. 333-147480) of the Company (the “Registration Statement”), which is being filed with the Securities and Exchange Commission (the “Commission”) on December 28, 2007. Two of the enclosed copies of the Amendment have been marked to indicate all changes made to the Registration Statement as filed with the Commission on November 16, 2007.
     The Amendment is being filed in response to comments of the Staff contained in your letter of December 14, 2007 relating to the Registration Statement. These comments, and the responses on behalf of the Company to these comments, are set forth below.
General
1.	We note that you are registering the sale of 5,156,361 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at the market offering under Rule 415(a)(4).

H. Christopher Owings
Securities and Exchange Commission
December 28, 2007
If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:
•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•	The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible debentures (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Company’s Response:

In response to the Staff’s comments, the Company has amended the Registration Statement to reduce the number of shares of the Company’s common stock being registered for resale by the selling stockholders to 3,195,952 (reflecting only the shares of common stock into which the debentures are convertible and for which the warrants having a term of one-year are exercisable). This number of shares of common stock is only slightly in excess of one-third of the number of the Company’s total outstanding shares of common stock held by non-affiliates immediately prior to the convertible debenture transaction, which on October 19, 2007 was 9,329,469 shares (this share amount is disclosed in the Amendment on page 26 thereof). As a result, we believe that this is a valid secondary offering under Rule 415. With respect to the above specific queries, please note the added disclosure provided under the heading “SELLING STOCKHOLDERS” beginning on page 26 of the Amendment and the Company’s related responses to Comments 2-8 and 10 below.

2.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible debentures that you have registered for resale using the number of underlying securities that you have registered for resale and

H. Christopher Owings
Securities and Exchange Commission
December 28, 2007
the market price per share for those securities on the date of the sale of the convertible debentures.

Company’s Response:

Please see the disclosure under the heading “SELLING STOCKHOLDERS—Dollar Value of Common Stock Underlying Debentures” on page 32 of the Amendment.

3.	Please provide us, with a view toward disclosure in the prospectus, tabular disclosure of the dollar amount of each payment, including the value of any payments to be made in common stock, in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments. Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

Further, please provide us with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

Company’s Response:

Please see the disclosure under the heading “SELLING STOCKHOLDERS—Payments Made in Connection with Private Placement Financing” on pages 32-33 of the Amendment.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible debentures, presented in a table with the following information disclosed separately:
•	the market price per share of the securities underlying the convertible debentures on the date of the sale of the convertible debentures; and

•	the conversion price per share of the underlying securities on the date of the sale of the convertible debentures, calculated as follows:

H. Christopher Owings
Securities and Exchange Commission
December 28, 2007
•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible debentures; and

•	if the conversion price per share is not set a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;
•	the total possible shares underlying the convertible debentures, assuming no interest payments and complete conversion throughout the term of the debentures;

•	the combined market price of the total number of shares underlying the convertible debentures, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

•	the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debentures calculated by using the conversion price on the date of the sale of the convertible debentures and the total possible number of shares the selling shareholders may receive; and

•	the total possible discount to the market price as of the date of the sale of the convertible debentures, calculated by subtracting the total conversion price on the date of the sale of the convertible debentures from the combined market price of the total number of shares underlying the convertible debentures on that date.
If there are provisions in the convertible debentures that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Company’s Response:

Please see the disclosure under the heading “SELLING STOCKHOLDERS—Potential Profits from Conversion of Debentures” on pages 33-34 of the Amendment.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

H. Christopher Owings
Securities and Exchange Commission
December 28, 2007
•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:
•	market price per share of the underlying securities on the date of the sale of that other security; and

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
•	if the conversion/exercise price per share is set a fixed price, use the price per share on the date of the sale of that other security; and

•	if the conversion/exercise price per share is not set a fixed price, and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
•	the total possible shares to be received under the particular securities, assuming complete conversion/exercise;

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.
Company’s Response:

Please see the disclosure under the heading “SELLING STOCKHOLDERS—Potential Profits from Exercise of Warrants” on page 34 of the Amendment.

H. Christopher Owings
Securities and Exchange Commission
December 28, 2007
6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the gross proceeds paid or payable to the issuer in the convertible debentures transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to current comment 2 (sic, comment 3);

•	the resulting net proceeds to the issuer; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to current comments 3 and 4 (sic, comments 4 and 5).
Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments, as disclosed in response to current comment 2 (sic, comment 3), and the total possible discount to the market price of the shares underlying the convertible debentures, as disclosed in response to current comment 3 (presumably, sic, comments 4 and 5), divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

Company’s Response:

Please see the disclosure under the heading “SELLING STOCKHOLDERS—Comparison of Company Net Proceeds to Potential Investor Profit from Private Placement Financing” on pages 34-35 of the Amendment.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons, with the table including the following information disclosed separately for each transaction.
•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

H. Christopher Owings
Securities and Exchange Commission
December 28, 2007
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction, assuming full issuance, with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number of the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction, reverse split adjusted, if necessary; and

•	the current market price per share of the class of securities subject to the transaction, reverse split adjusted, if necessary.
Company’s Response:

To the Company’s and the selling stockholders’ knowledge, there have been no prior securities transactions between the Company, or any of its predecessors, and any of the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling shareholder has a contractual relationship regarding the private placement financing, or any of their respective predecessors.

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
•	the number of shares outstanding prior to the convertible debentures transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholders in prior registration statements;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

H. Christopher Owings
Securities and Exchange Commission
December 28, 2007
•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.
In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Company’s Response:

Disclosure responsive to this request is provided under heading “SELLING STOCKHOLDERS—Shares of Common Stock Offered Hereby” beginning on page 26 of the Amendment. In light of the absence of any prior securities transactions between the Company and any of the selling stockholders or their affiliates, our response to this request is provided in textual, rather than tabular form.

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:
•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:
•	the date on which such selling shareholder entered into that short position; and

•	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debentures transaction and the filing of the registration statement, e.g., before or after the announcement of the convertible debentures transaction, before the filing or after the filing of the registration statement, etc.
Company’s Response:

The Company has the intention, and a reasonable basis to believe, that it will have the financial ability to make all payments provided for in the convertible debentures as they come due. A statement to this effect is included under the heading

H. Christopher Owings
Securities and Exchange Commission
December 28, 2007
“SELLING STOCKHOLDERS—Private Placement Financing—Debentures” on page 32 of the Amendment.

The Company is advised by the Selling Stockholders that in the ordinary course of each Selling Stockholder’s business in trading securities positions, the Selling Stockholder may enter into short sales. However, the Company is further advised that no such short sales were entered into by any of the Selling Stockholders during the period beginning with the time that the Selling Stockholders became aware that the Company was contemplating a private placement and ending upon the public announcement of the October 2007 Private Placement Financing in which the Selling Stockholders participated. Further, each Selling Stockholder advises that it is aware of and adheres to the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual.

10.	Please provide us, with a view toward disclosure in the prospectus, with:
•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

•	copies of all agreements between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons, in connection with the sale of the convertible debentures.
If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Company’s Response:

Please see the added disclosure under the heading “SELLING STOCKHOLDERS—Private Placement Financing” commencing on page 30 of the Amendment for a materially complete description of the relationships and arrangements between the Company and the selling stockholders, which are limited to the terms of the private placement financing closed in October 2007. All related material agreements are included as Exhibits 99.1, 99.2, 99.3 and 99.4 to the Amendment.

H. Christopher Owings
Securities and Exchange Commission
December 28, 2007
11.	Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the Stock Ownership of Management and Principal Stockholders section and the Selling Stockholders section of the prospectus.

Company’s Response:

The Company has provided disclosure in the Amendment under the heading “SHARES ELIGIBLE FOR FUTURE SALE—Registration Rights” (page 25 of the Amendment) setting forth a description of the method by which it determined the number of shares to be included in the Amendment. The Company has insured that the number of shares for which it seeks registration in the Amendment is consistent with the tabular share presentations otherwise set forth in the Amendment.
Risk Factors, page 6
We Are Responsible for Having the Resale of Shares of Common Stock Underlying Certain of Our
convertible Securities, page 20
12.	Here and on page 25, please revise to disclose the specific date by which you are required to file a registration statement before liquidated damages of 2% per month would become due.

Company’s Response:

The Company has revised the disclosure on page 20 and page 25 of the Amendment to disclose the specific date by which it was required to file the Registration Statement.
Selling Stockholders, page 26
13.	We note that the conversion price of your debentures into shares of you common stock is $2.50 and the exercise price of your warrants is $3.52 per share. Additionally, you state that the conversion and exercise prices are “subject to adjustment, including stock splits, stock dividends, recapitalizations and other events.” In this section, please disclose these adjustments.

Company’s Response:

The requested disclosure is provided on page 26 of the Amendment.

H. Christopher Owings
Securities and Exchange Commission
December 28, 2007
Incorporation of documents by reference, page 32
14.	Please make revisions to your list of incorporated documents to include your current reports on Form 8-K filed after October 22, 2007. For example, we note that you filed current reports on Form 8-K on November 19, 2007 and on Form 8-K/A on November 20, 2007.

Company’s Response:

The list of incorporated documents has been updated to reflect the referenced filings.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2006
2006 Compared to 2005, page 31
15.	We note your disclosure that the uncertain regulatory environment in China contributed to the decline in sales in Hong Kong. This description is vague and should be further clarified. For example, we note elsewhere in the filing you disclose that there was a significant reduction in the number of distributors in Hong Kong. Presumably the amount of Hong Kong distributors was impacted by negative press coverage in China as well as your efforts to restrict sales from Hong Kong into China.

Company’s Response:

Most of our Hong Kong revenue results from e-commerce with China, in which members in China sign up as distributors in Hong Kong. This e-commerce business with China is not specifically prohibited or addressed by laws and regulations in China. Other laws regarding how and when members may assemble and the activities that they may conduct, or the conditions under which the activities may be conducted, in China are subject to interpretations and enforcement attitudes that sometimes vary from province to province, among different levels of government, and from time to time. These uncertainties lead to uncertainty about the future of doing this type of business in China generally and under our business model, specifically.

In addition, members sometimes violate one or more of the laws regulating these activities, notwithstanding training that the Company attempts to provide. Enforcement measures regarding these violations, which can include arrests, raises the uncertainty and perceived risk associated with conducting this business, especially among those who are aware of the enforcement actions but not the specific activities leading to the enforcement. The Company believes that this has led some existing members in China — who are signed up as distributors in Hong

H. Christopher Owings
Securities and Exchange Commission
December 28, 2007
Kong — to leave the business or curtail their selling activities and has led potential members to choose not to participate. Among other things, the Company is combating this with more training and public relations efforts that are designed, among other things, to distinguish the Company from businesses that make no attempt to comply with the law.

The Company undertakes to provide enhanced disclosure relating to this topic in its Form 10-K for the year ended December 31, 2007 (“2007 Form 10-K”).

16.	We refer you to the last paragraph on page 31. Please explain what you mean by stating the downturn in Southeast Asia sales is due to advance sales to Japan distributors. Specifically, explain the economics of an advance sale transaction, why it occurred and how it is accounted for under U.S. GAAP.

Company’s Response:

The Company’s Singapore subsidiary began registering distributors in Japan and accepting their product orders in February 2005, prior to the official opening of the Japanese office in October 2005. Hence, the term “advance sale” merely means selling product into the market prior to the official opening. The orders were fulfilled outside of Japan and shipped directly to the Japanese distributor. Product revenue was recognized upon shipment to the distributor. Once the Japan office officially opened, revenue decreased in Singapore as most of these distributors transferred their distributorship from Singapore and product orders were fulfilled locally.
Liquidity and Capital Resources, page 34
17.	We refer you to the fifth paragraph below this heading. Your discussion should include a statement separately describing internal and external sources of liquidity or state that there are no existing sources aside from cash generated from operations. Also, your disclosure of anticipated improvements and fundraising activities is too general and lacks substantive support. The discussion should focus specifically on matters that have adversely impacted your operations and why management believes these matters will not have an adverse impact upon future operations. See the Instructions to paragraph Item 303A of Regulation S-K.

Company’s Response:

The Company will disclose in its 2007 Form 10-K that there are no existing sources of liquidity aside from cash generated from operations. Additionally, the Company will provide disclosure regarding anticipated improvements in cash flows and focus on matters that have adversely impacted operations and the reasons why management believes they will not have an adverse impact upon future operations.

H. Christopher Owings
Securities and Exchange Commission
December 28, 2007
The Company will also provide more concrete disclosure regarding fundraising activities.

18.	We note that there was a $7 million reduction in inventory. You should discuss the reasons for the reduction in inventory values as it has had a significant impact on your statement of cash flows and liquidity. We presume that the inventory balance was primarily impacted by the discontinuance of the Gourmet Coffee Café line along with the associated inventory impairment as well as reduction in commercial activity in Hong Kong.

Company’s Response:

Inventory was reduced $4 million during the year due to the Company’s slowdown in inventory purchasing and its effort to monetize existing inventory. Additionally, inventory was reduced $2.6 million to write down inventory to its net realizable value. The majority of the inventory write down was due to slow moving inventories in both Japan and Mexico as well as the Gourmet Coffee Café product line. The Company will discuss the reasons for those items with a significant impact on the statement of cash flows and liquidity in future filings.
Notes to Consolidated Financial Statements, page 48
1. Nature of Operations and Summary of Significant Accounting Policies, page 48
Restricted Cash, page 49
19.	Please tell, and disclose in future filings, the facts and circumstances underlying the $1.6 million of restricted non-current cash that is undisclosed.

Company’s Response:

Restricted non-current cash includes $1.5 million invested in a Korean mutual aid cooperative, which is an organization designed to protect the rights of consumers in South Korea and provide insurance for consumer damage compensation. All direct selling companies within Korea must agree to either (1) consumer damage compensation insurance, (2) a guarantee contract with financial organizations to secure consumer damage compensation, or (3) a contract with a mutual aid cooperative. The Company undertakes to make appropriate disclosures in this regard in future filings.
3. Balance Sheet Components, page 53
20.	With a view toward your disclosure in Item 15 concerning financial statement schedules, please tell us where the detailed information required in Schedule II is included in your

H. Christopher Owings
Securities and Exchange Commission
December 28, 2007
filing. Specifically, tell us where information required to be presented in columns C and D of Schedule II are presented for the allowance for doubtful accounts, sales returns, inventory reserves and KGC receivable as well as other major classes of valuation and qualifying accounts. Alternatively, please provide us with an example of the revised disclosure or schedule you intend to provide in future filings.

Company’s Response:

The Company intends to provide Schedule II in future filings and specifically list the valuation and qualifying accounts related to the KGC receivable and the inventory reserve in Column A. Additionally, the Company will list the sales return accrual. No other valuation and qualifying accounts or reserves are significant, either individually or in the aggregate. A sample of Schedule II to be included with the Company’s 2007 Form 10-K is attached hereto.
4. Goodwill and Other Intangible Assets, page 53
21.	Please tell us how much of the capitalized costs for computer software and programs represents the software licensed from MarketVision Consulting Group, LLC, if any at all. If so and the amount is material, please tell us your consideration of the license agreement default and your accounting for this software.

Company’s Response:

The capitalized cost for computer software and programs is entirely related to the software the Company acquired on March 31, 2004 when it acquired MarketVision Communications Corp. The Company does not license any software from MarketVision Consulting Group, LLC. When the Company acquired MarketVision Communications Corp and its software, MarketVision Communications Corp. granted a license to MarketVision Consulting Group, LLC, to use and license the software to third parties in the event of certain defaults under the acquisition agreement. Notwithstanding the occurrence of one those defaults (relating to the market price of the Company’s stock), the Company’s subsidiary, MarketVision Communications Corp., retains ownership and the right to use the software. However, as a result of the default, MarketVision Consulting Group, LLC now has the right to license the software to third parties. MarketVision Consulting Group, LLC is owned by John Cavanaugh and Jason Landry, the President and Vice President of MarketVision Communications Corp., respectively.
6. Commitments and Contingencies, page 55
22.	If we understand your disclosure correctly, you are required to purchase 60 barrels of product at about $25,000 per barrel, or $1.5 million, annually. Please tell us if the Alura product is the only consideration you receive in exchange for your annual payments or if

H. Christopher Owings
Securities and Exchange Commission
December 28, 2007
there are other products and services received by you. Please also explain why this product commands the price per barrel that it does and its value to your operations.

Company’s Response:

The Alura product is the only consideration the Company receives. This product is patented and was the Company’s flagship product when the organization began. The product currently accounts for almost 20% of the Company’s sales. Recently, the Company decided to no longer maintain its exclusivity for this product, and as a result, is no longer required to purchase a certain amount of drums per quarter. The Company is currently evaluating possible alternative sources for the product or similar products. The Company will revise its disclosure in future filings accordingly.
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 70
23.	We note your disclosure that you changed auditors in 2006. In future filings, please note that Item 304(a)(1)(i) of Regulation S-K requires that you disclose whether the former accountant resigned, declined to stand for re-election or was dismissed and the date thereof.

Company’s Response:

In July 2006, the Audit Committee of the Company’s Board of Directors issued a request for proposals to four (4) independent registered public accounting firms, including BDO Seidman, LLP. BDO did not respond to the proposal. On September 7, 2006, the Audit Committee with the approval of the Company’s Board of Directors selected Lane Gorman Trubitt, L.L.P. as its independent registered public accounting firm. Under these circumstances, it was not clear to the Company whether BDO resigned, declined to stand for re-election or was dismissed. BDO recently clarified that it declined to stand for re-election, so the Company will revise its disclosure in future filings to reflect this clarification.

Exhibits 31.1 and 32.1
24.	In future filings please exclude the titles of certifying officers in your introductory sentences. The wording in each certification should be in the extract format provided by Item 601(b)(31) of Regulation S-K. Please confirm for us, if true, the certifications of your officers are not limited in their individual capacities by the inclusion of their professional titles.

Company’s Response:

The Company will exclude the titles of certifying officers in the introductory sentences to the certifications required by Item 601(b)(31) of Regulation S-K. The

H. Christopher Owings
Securities and Exchange Commission
December 28, 2007
Company does hereby confirm that the certifications of its officers are not limited in their individual capacities by the inclusion of their professional titles.
Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2007
6. Related Party Transactions, page 9
25.	We refer you to the last paragraph on page 11. Please tell us your basis for using the average of closing prices for 20 consecutive days preceding the share surrender to estimate the fair value of common shares from Messrs. LaCore and Woodburn. Include a detailed analysis of the dates and prices as compared to the outstanding payable and the applicable GAAP to support your conclusion.

Company’s Response:

The average of closing prices for 20 consecutive days was agreed upon during intensive settlement negotiations of disputed claims in October 2006 and was not based on any particular analysis. Among other things, the settlement negotiations resulted in an agreement to give the Company a non-recourse promissory note secured by the Company’s common stock. The promissory note included the right to repay the promissory note with common stock based on the average of the Company’s common stock for the previous 20 consecutive days. Both parties were concerned about volatility of the market and determined that 20 days was a sufficient amount of time to minimize the effect of market volatility and would result in a price that was reflective of the true market value of the stock. On August 24, 2007, Messrs. Woodburn and LaCore elected to repay the promissory note by surrendering the required shares of common stock. The Company accepted the notice to surrender on August 30, 2007.
          We trust that the foregoing responses adequately address your comments and are helpful to you in your review of the Amendment. Please do not hesitate to contact us with any questions you may have.

Best regards,
/s/ John B. McKnight
John B. McKnight

JBM:ss
Enclosures
cc: Gary C. Wallace

Schedule II — Valuation and Qualifying Accounts

Column A	Column B	Column C	Column D	Column E
	Balance at	Charged to Costs and		Balance at
	Beginning	Expenses/Against		End of
Description	of Period	Net Sales (1)	Deductions (2)	Period

Reserve for obsolete inventory Year ended December 31, 2007 Year ended December 31, 2006 Year ended December 31, 2005

Reserve for KGC receivable Year ended December 31, 2007 Year ended December 31, 2006 Year ended December 31, 2005

Accrual for sales returns Year ended December 31, 2007 Year ended December 31, 2006 Year ended December 31, 2005

(1)	Additions to the reserve for obsolete inventory are charged to cost of sales. Additions to the accrual for sales returns are recorded as a reduction to net sales.

(2)	Deductions to the reserve for obsolete inventory reflect disposals of obsolete inventory. Deductions to the accrual for sales returns reflect amounts refunded.